PRESS RELEASE

ASANKO GOLD ANNOUNCES MANAGEMENT CHANGE

Vancouver, British Columbia, January 11, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) announces the appointment of Fausto Di Trapani as Chief Financial Officer, effective immediately, following the resignation of Greg McCunn, who has decided to pursue other business opportunities. Mr McCunn will be available in an advisory capacity as required to support a seamless transition as part of a long term succession plan.

Mr. Di Trapani, a Chartered Accountant, joined Asanko in 2012 as Executive: Finance and has played a major role in the transformation of the Company's Finance function from late stage exploration through project development and production to the multi-jurisdictional fully integrated function it is today. This has included the deployment of a group wide ERP system to improve forecasting and budgetary controls, securing the Red Kite project finance facility and leading the Company's procurement processes to bring the Asanko Gold Mine into production on time and under budget. During his 18 year career, Fausto has held a number of senior financial management roles at significant listed resource companies including Mantra Resources, Norilsk Nickel International and BHP Billiton. He holds an Honours Bachelor of Accounting Sciences degree.

Commenting on the management change, Peter Breese, President and CEO, said "I'd like to thank Greg for his enormous contribution to Asanko over the past five years. During this time, Asanko has successfully transitioned from a junior exploration company into a growth oriented gold producer with a strong balance sheet and financial flexibility. I wish him great success in his future endeavours.

As Asanko moves forward, Fausto's strong financial background and solid African experience will be instrumental as we strive to successfully execute our second phase of growth, starting with the recently approved Phase 2A growth project."

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.